Capstone Equities Capital Management	G Asset Management
14 Wall Street	546 5th Avenue, 14th FL
New York, NY 10005	New York, NY 10036
(212) 661-6335	(646) 840-5417

December 29, 2011

Board of Directors
Manhattan Bridge Capital
60 Cutter Mill Rd., Suite 205
Great Neck, New York 11021

Dear Members of the Board of Directors:

Capstone Equities Capital Management, LLC (“Capstone”) and G Asset Management, LLC (including their affiliates) comprise a group (the “Group”) that is the largest shareholder in Manhattan Bridge Capital (the “Company”) other than the CEO, Mr. Assaf Ran. Our Group proposes to acquire the Company for a price of $1.30 per share, which represents a 44% premium to the current share price of $0.90 per share.1

The Company currently trades at the largest disconnect between book value and share price since the announcement that it was exploring strategic options 18 months ago.2 Given increasing corporate governance concerns, and both near-term and long-term share price performance, we have no reason to expect this gap will close with the Company in its current form.

The key terms of our offer are: the Group acquires the outstanding shares of the Company for $1.30 per share, a thirty (30) day due diligence period, a hard deposit of 5% of the transaction price after the expiration of the due diligence period; a closing sixty (60) days thereafter, and the reversal of Mr. Ran’s recent change in compensation package and other executive compensation limits. 3 Please note that our offer shall expire thirty (30) days after the date hereof.

While we are prepared to move forward with the transaction, we encourage the Company to hire an investment bank and conduct an open process, within a set time limit of three months, to determine the best outcome for shareholders. We believe both strategic and financial buyers would be interested in the Company at a material premium to the current share price.  Simply liquidating the company would represent an estimated 112% return to shareholders.4

The Company has underperformed its peers and the broader market over both the near and long-term. The Company is down 26% since the August announcement of the change in Mr. Ran’s compensation, underperforming the broader market by 32% and the financial services industry by 18% over the same time period.5 Longer-term shareholders have also suffered, with the share price having decreased over 80% during the 12.5 years since the Company’s 1999 IPO, while the Dow Jones Industrial Average increased 9% over the same period. 6

Although we believe it is unlikely he would do so, Mr. Ran should recuse himself from this decision both as a board member and a controlling shareholder given the conflict of interest between his employment as CEO and his fiduciary obligation to minority shareholders. We encourage the board to strongly consider this proposal for the best interest of all shareholders.

Sincerely,

Joshua Zamir	Michael Glickstein
Managing Principal	President
Capstone Equities Capital Management, LLC	G Asset Management
212-661-6335 (Office)	(646) 840-5417 (Office)
Joshua@capstoneeq.com	michael.glickstein@gassetmgmt.com

CC:

Board of Directors of Manhattan Bridge Capital

Mr. Michael J. Jackson
iCrossing
300 West 57th Street, 20th Floor
New York, NY 10019

Mr. Eran Goldshmid
New York Diamond Center
192 Lexington Avenue
New York, NY 10016

Mr. Phillip Michals
Aegis Capital Corp.
810 7th Avenue, 11th Floor
New York NY, 10019

Mr. Assaf Ran
Chief Executive Officer
Manhattan Bridge Capital
60 Cutter Mill Rd., Suite 205
Great Neck, New York 11021

1 Source: Yahoo finance, closing price as of 12/28/11

2 Source: Company press release, 7/12/10

3 Reversal of the compensation plan approved on 9/9/11 that issued 1 million restricted common shares to Mr. Ran and in exchange for the termination and cancellation of 210,000 of his stock options and agreement not to exercise 280,000 additional options; the commitment of the board not to issue any new options or provide any additional compensation to Mr. Ran, other than the base salary in the employment agreement currently in effect; Mr. Ran’s employment agreement current runs through 7/1/11

4 Based on closing market price $0.90 as of  12/28/11 vs. $1.90 of book value, which assumes changes to Mr. Ran’s compensation as described above, a 10% liquidation discount to stated asset value (10-Q for the period ending 9/30/11) and assigns no value for the public shell

5 Source: Yahoo finance; prices from 8/4/11 to 12/28/11; industry average is the Dow Jones US Financial Services Index, broader market is the Dow Jones Industrial Average

6 Source: Yahoo finance, closed at $4.60 on IPO date of 5/13/99